UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Access National Corporation
(Name of Issuer)
Common Stock, par value $.835
(Title of Class of Securities)
004337101
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	004337101

1	NAMES OF REPORTING PERSONS Michael J. Rebibo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		218497

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		496790

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		218497

WITH:	8	SHARED DISPOSITIVE POWER

		496790

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	715269

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.89%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a)	Name of issuer:
Access National Corporation

Item 1(b)	Address of issuer’s principal executive offices.
1800 Robert Fulton Dr.
Reston, VA 20191

Item 2(a)	Name of person filing:
Michael J. Rebibo

Item 2(b)	Address or principal business office or, if none, residence:
8300 Boone Blvd. Suite 200
Vienna, VA 22182

Item 2(c)	Citizenship:
USA

Item 2(d)	Title of class of securities:

Item 2(e)	CUSIP No.:
004337101

Item 3.	Reporting Person.

Item 4.	Ownership.

Item 5.	Ownership of 5 Percent or Less of a Class.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	By:	/s/ Michael J. Rebibo
		Name:	Michael J. Rebibo
Title: